United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release
Signature Page

Vale — 3Q11 Production Report
A SOLID PERFORMANCE
Rio de Janeiro, October 26, 2011 — Vale S.A. (Vale) operations had a robust performance in 3Q11, as shown by the output increase of the majority of its products, and the recording of all-time high volumes for iron ore, pellets, copper and thermal coal.
Improvement in operational performance of the existing assets and the ramp-up to name plate capacity of new projects such as Additional 20Mtpy, Oman, Onça Puma and Tres Valles were the main drivers for the good results achieved.
Iron ore output reached 87.9 Mt1, being the best quarterly mark ever, led by the Carajás record of 30.9 Mt. Over the last twelve-month period ended on September 30, 2011, our iron ore production reached 319.9 Mt in line with the target for 2011.
Pellet production continued achieving new records, reaching 14.1 Mt, primarily due to the successful ramp-up of the first plant of the Oman operations. Oman I produced 4.6 Mt, on an annualized basis, already reaching full capacity.
Nickel production had its best third quarter since 2008, with an output of 58,000 metric tons. Furnace #2 of the Copper Cliff smelter, in Sudbury, resumed operations, thus contributing to increase production. On the other hand, the performance of Canadian assets was affected by the regular annual maintenance stoppage of Thompson. Our copper output was 84,300 metric tons, an all-time high quarterly figure, due to across-the-board performance improvement — Sossego, Sudbury, Thompson and Voisey’s Bay — and the ramp-up of Tres Valles, our Chilean operation.
Vale New Caledonia (VNC) is retaining nickel hydroxide cake to be used in testing the retrofitting of the refinery columns, part of the operational process to produce nickel oxide. After the issues that emerged in the final stage of the commissioning of VNC operations last year, the columns were redesigned by the equipment supplier, allowing the full operation to be tested during 4Q11.
Moatize, a world-class asset, is being commissioned. It is our first greenfield coal project and also the first project to be delivered by Vale in Africa. The first shipment of a trial cargo utilizing the Linha do Sena railroad and the port of Beira (Mozambique) took place in September.

	Production
000’ metric tons	9M11	9M10	%Change

Iron ore[a]	239,687	227,533	5.3%
Pellets[a]	39,886	36,783	8.4%
Manganese ore	1,799	1,364	31.9%
Ferroalloy	330	335	-1.5%
Coal	4,574	5,146	-11.1%
Nickel	173	114	51.8%
Copper	217	132	64,8%
Potash	445	493	-9.7%
Phosphate rock	9,903	5,689	74.1%

[1]	Mt = million metric tons

kt = thousand metric tons

t = metric tons

[a]	Including Samarco’s attributable production.

BULK MATERIALS
•	Iron ore

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

IRON ORE	82,614	80,257	87,890	227,533	239,687	9.5%	6.4%	5.3%
Southeastern System	31,530	30,528	31,297	86,885	90,518	2.5%	-0.7%	4.2%
Itabira	10,621	10,499	10,919	28,668	30,499	4.0%	2.8%	6.4%
Mariana	9,697	9,861	9,923	27,702	29,158	0.6%	2.3%	5.3%
Minas Centrais	11,212	10,168	10,455	30,515	30,862	2.8%	-6.8%	1.1%
Midwestern System	1,088	1,417	1,642	2,940	3,973	15.9%	50.9%	35.1%
Corumbá	749	1,028	1,203	1,953	2,840	17.1%	60.6%	45.4%
Urucum	339	389	439	987	1,133	12.8%	29.3%	14.8%
Southern System	20,258	19,496	21,200	56,489	57,475	8.7%	4.7%	1.7%
Minas Itabiritos	8,275	7,691	7,917	22,581	22,785	2.9%	-4.3%	0.9%
Vargem Grande	5,938	5,784	6,168	16,938	16,410	6.6%	3.9%	-3.1%
Paraopebas	6,044	6,021	7,115	16,970	18,280	18.2%	17.7%	7.7%
Northern System	26,997	26,019	30,894	73,164	79,563	18.7%	14.4%	8.7%
Carajás	26,997	26,019	30,894	73,164	79,563	18.7%	14.4%	8.7%
Samarco[1]	2,741	2,798	2,858	8,054	8,158	2.1%	4.3%	1.3%

[1]	Vale’s attributable production of 50%.
Iron ore production in 3Q11 was the highest in Vale’s history, amounting to 87.9 million metric tons (Mt), up 2.3% compared to the previous record of 85.9 Mt in 3Q08. Over the last twelve-month period ended on September 30, 2011 our iron ore output reached 319.9 Mt.
In the first nine months of this year Vale produced 239.7 Mt, which is also a new record, against 238.4 Mt in 9M08. Output increased 9.5% on a quarterly basis, with across-the-board gains in all systems, Northern, Southeastern, Southern and Midwestern, as well as with Samarco.
Production at the Carajás mining site reached 30.9 Mt in 3Q11, a new all-time high level. The increase of 18.7% over 2Q11 reflects the end of the rainy season and also the conclusion of the corrective maintenance of one car dumper at the Ponta da Madeira maritime terminal.
The Southeastern System, which encompasses the Itabira, Mariana and Minas Centrais mining sites, had a good performance, delivering an output of 31.3 Mt, thereby increasing 2.5% over 2Q11. Although the production of Minas Centrais rose to 10.4 Mt from 10.2 Mt in 2Q11, it was negatively impacted by problems with the blending reclaimer, which feeds the processing plant.
The Southern System — Minas Itabirito, Vargem Grande and Paraopeba — had the best quarterly performance since 3Q08 with a production of 21.2 Mt, 8.7% higher than the previous quarter and 4.7% higher than 3Q10. The Paraopebas complex showed a good result due to the availability of new mining equipment, which allowed a production increase of 1.1 Mt.
The Midwestern System, Urucum and Corumbá mining sites, produced 1.6 Mt in 3Q11. Production rose 15.9% on a quarter-on-quarter basis and 50.9% on a year-on-year basis. This expansion stemmed from the ramp-up of a new processing plant in Corumbá, which commenced operations in February 2011.

•	Pellets

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

PELLETS	13,638	13,140	14,230	36,783	39,886	8.3%	4.3%	8.4%
Tubarão I and II	1,434	1,440	1,561	4,246	4,337	8.4%	8.9%	2.1%
Fábrica	1,058	992	1,033	2,793	2,972	4.1%	-2.4%	6.4%
São Luís	1,656	1,349	1,328	3,391	4,014	-1.6%	-19.8%	18.4%
Vargem Grande	1,425	1,321	970	4,113	3,567	-26.6%	-31.9%	-13.3%
Nibrasco	2,395	2,291	2,514	6,465	7,213	9.7%	5.0%	11.6%
Kobrasco	1,163	1,001	1,167	3,547	3,390	16.5%	0.3%	-4.4%
Hispanobras[1]	560	544	559	1,455	1,645	2.8%	-0.1%	13.0%
Itabrasco	1,049	1,135	1,102	2,852	3,257	-2.9%	5.0%	14.2%
Samarco[2]	2,897	2,731	2,841	7,920	8,000	4.0%	-1.9%	1.0%
Oman	—	336	1,155	—	1,490	244.1%	n.m.	n.m.

[1]	Vale’s attributable production capacity of 50.89%.

[2]	Vale’s attributable production capacity of 50%.
In 3Q11, pellet production achieved the highest quarterly production figure ever, with 14.2 Mt — 78% blast furnace and 22% direct reduction — up 8.3% and 4.3% compared to 2Q11 and 3Q10, respectively. The total pellet volume produced in 9M11 amounted to 39.9 Mt, reaching a new record, expanding 8.4% when compared to 9M10.
In 3Q11, Tubarão I&II reached the best production figure since 3Q08. Output increased by 8.4% and 8.9%, respectively, reflecting the operational improvements after repairs in the ball mill during the first half of this year.
Itabrasco production was slightly lower than the previous quarter, due to the scheduled stoppage for maintenance.
Fábrica output was 4.1% higher than 2Q11, recovering from the scheduled stoppages for maintenance on the conveyor belt in the last quarter.
Vargem Grande had a decrease of 26.6% on a quarter-on-quarter basis, and was 31.9% lower than 3Q10, stemming from a shortage in pellet feed availability in 3Q11 and corrective maintenance in the mill.
Corrective maintenance at São Luís caused a 2.9% drop in its output in relation to 2Q11 and 19.8% vis-á-vis 3Q10.
Nibrasco and Kobrasco had an increase of 9.7% and 16.5%, respectively, on a quarter-on-quarter basis, recovering from the operational issues in the plants, which caused some maintenance stoppages in both operations the previous quarter.
The attributable production of the three pellet plants of the 50%-owned Samarco JV, was 2.8 Mt in 3Q11, 4.0% higher than 2Q11, which showed continued strong performance after the ramp-up of the third plant.
The Oman operations, in the industrial site of Sohar, in Oman, are ramping up. It has two pellet plants, each with capacity to produce 4.5 Mtpy, thus adding 9.0 Mtpy to our total capacity. The two plants will produce direct reduction pellets. Oman’s first plant started operating in April and produced 1.2 Mt in 3Q11, against 336,000 t in 2Q11.

•	Manganese ore and ferroalloys

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

MANGANESE ORE	472	619	681	1,364	1,799	10.1%	44.3%	31.9%
Azul	372	486	535	1,159	1,437	10.2%	43.8%	24.0%
Urucum	55	82	88	143	222	7.0%	60.3%	54.8%
Other mines	46	51	59	61	139	14.3%	28.5%	129.7%

FERROALLOYS	112	114	103	335	330	-9.9%	-8.3%	-1.5%
Brazil	50	52	51	152	155	-2.4%	1.9%	1.9%
Dunkerque	35	37	27	103	101	-25.8%	-23.3%	-1.8%
Mo I Rana	26	25	24	80	74	-2.5%	-7.5%	-7.4%
In 3Q11, manganese ore production increased 10.1% on a quarter-on-quarter basis, reaching 681,000 t, the best quarterly performance since 3Q08. This was fueled by an expansion in the demand for manganese ore by clients.
The production of Azul was 10.2% higher than 2Q11, showing an improvement in operational performance.
Urucum had a good operational performance, rising 7.0% over 2Q11, still reflecting the benefits of the arrival of two new trucks and one loader used to transport mine output to the beneficiation plant, which started to operate at the end of 1Q11.
Morro da Mina, which is part of the “other mines”, had an output increase of 14.3% over 2Q11. It is operating at 94% of its nominal capacity, due to higher demand.
In 3Q11, ferroalloy production decreased 9.9% against 2Q11, basically because of corrective maintenance in plants in Brazil and at Dunkerque.
The production of Mo I Rana was slightly below 2Q11, and 7.5% lower than 3Q10, due to the loss of productivity caused by the more intense use of the furnaces to produce ferrosilicon managanese alloys (FeSiMn). In 3Q11, Mo I Rana had two months with continuous production of FeSiMn alloys, whose price commands a premium over the price of high-carbon manganese alloys (FeMnHc). The Norwegian plant usually produces FeMnHc, which gives higher productivity in terms of volume of final product per unit of manganese ore.
Production in 3Q11 was comprised of 56,200 t of FeSiMn, 41,600 t of FeMnHc and 4,700 t of medium-carbon manganese alloys (FeMnMC).

Coal

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

METALLURGICAL COAL	818	518	586	2,289	1,592	13.0%	-28.4%	-30.4%
Integra Coal	300	30	82	872	297	173.5%	-72.8%	-65.9%
Broadlea	0	0	0	101	0	n.m.	n.m.	n.m.
Carborough Downs	289	368	277	849	876	-24.7%	-4.2%	3.1%
Moatize	—	—	0	—	0	n.m.	n.m.	n.m.
Others	229	121	227	466	419	88.1%	-0.8%	-10.0%

THERMAL COAL	1,052	787	1,262	2,857	2,982	60.4%	20.0%	4.4%
El Hatillo	830	698	941	2,161	2,475	34.8%	13.4%	14.5%
Integra Coal	109	25	107	231	203	325.7%	-1.6%	-12.3%
Broadlea[1]	0	0	0	165	0	n.m.	n.m.	n.m.
Moatize	—	—	130	—	130	n.m.	n.m.	n.m.
Others	113	63	84	299	175	32.5%	-25.8%	-41.5%

[1]	Broadlea Coal is in care and maintenance since December 2009. The washing of the ROM stockpiles was finalized in June 2010.
In 3Q11, Vale’s coal production reached 1.8 Mt, 41.6% higher than the previous quarter, chiefly due to an increase of 60.4% in thermal coal output. The production of metallurgical coal totaled 586,000 t and of thermal coal, 1,262,000 t.
Production of metallurgical and thermal coal at Integra Coal in Australia was 82,000t and 107,000t, respectively, in 3Q11. Although the metallurgical coal output improved from the previous quarter, it continued to be negatively impacted by the longwall move that started in 2Q11, operating below its normal level. Thermal coal output showed a significant recovery, rising to 107,000 t from 25,000 t in 2Q11, returning to the same level of 3Q10. This was caused by the coal flow coming on line from the open cut Western extension.
Production at Carborough Downs was 277,000 t versus 368,000 t in 2Q11. It was negatively affected by geological problems with a rock fault during mining, which resulted in lower coal yields with a high percentage of rock in ROM.
Coal production in other mines totaled 227,000 t of metallurgical coal and 84,000 t of thermal coal. Although the 3Q11 performance was still affected by the consequences of last year’s severe flooding in the state of Queensland, Australia, in 4Q10, it was able to ramp up to the pre-flooding level.
El Hatillo, our Colombian thermal coal mine, reached a production of 941,000 t, 34.8% higher than 2Q11. This was in line with the ramp-up process to achieve the 4.5 Mtpy production capacity.
Moatize I, the first phase of the Moatize coal project, in the province of Tete, Mozambique, started production in 3Q11, with 130,000 t of thermal coal. Moatize is our first greenfield coal project and the first project concluded by Vale on the African continent.

BASE METALS
•	Nickel

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

NICKEL	44	56	58	114	173	3.1%	30.3%	51.8%
Sudbury	6	10	16	14	40	52.7%	157.0%	185.7%
Thompson	5	7	4	22	19	-38.8%	-13.6%	-12.1%
Voisey Bay	10	15	16	17	48	3.9%	65.2%	182.1%
Sorowako	22	19	16	59	53	-15.7%	-26.4%	-10.6%
VNC	0	2	1	0	4	-33.5%	n.m.	n.m.
Onça Puma	0	1	2	0	4	113.0%	n.m.	n.m.
Others*	2	2	2	3	6	42.6%	12.5%	134.6%

*	External feed purchased from third parties and processed into finished nickel in our operations
Total finished nickel production was 58,000 t in 3Q11, 1,300 t higher than the previous quarter, reflecting the end of the problem in furnace #2 at the Copper Cliff smelter in Sudbury.
Finished nickel production from Sudbury in 3Q11 was 15,700 t, up 5,400 t from 2Q11, as maintenance work was successfully completed.
Production at Thompson in 3Q11 was 4,100 t, down 2,600 t from 2Q11 and down 600 t from 3Q10, due to the scheduled maintenance shutdown period completed in August. The maintenance work encompassed the mill and the whole process up to refining.
Voisey’s Bay production was 16,100 t, up 600 t from 2Q11.
Finished nickel production from the Indonesian operations at Sorowako was 16,000 t, down 3,000 t from the previous quarter and 5,700 t lower than 3Q10. The decrease was largely due to power outages.
Vale New Caledonia (VNC) produced 1,300 t of nickel hydroxide cake, a nickel and cobalt intermediate product resulting from the High Pressure Acid Leaching (HPAL) process. Production was down 33.5% due to the retention of nickel hydroxide cake to be used in tests of the retrofitting of the columns, part of the operational process to produce nickel oxide.
Onça Puma line #1 continues to ramp up and achieved a production of 2,300 t in 3Q11. Line #2 is currently at the commissioning stage and the start up is scheduled to take place in 1Q12.

•	Copper

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

COPPER	58	63	84	132	217	34.3%	45.6%	64.8%
Sossego	32	23	31	87	76	34.6%	-3.5%	-12.1%
Sudbury	14	22	26	20	74	20.5%	89.7%	270.2%
Thompson	0	0	1	1	1	141.8%	n.m.	n.m.
Voisey’s Bay	11	11	13	17	37	13.3%	22.5%	118.3%
Tres Valles	—	2	2	—	6	8.9%	n.m.	n.m.
Others	1	4	11	7	23	170.4%	655.4%	222.8%
Our copper production had a sharp increase, 34.3% on a quarter-on-quarter basis, climbing to 84,300 t in 3Q11, an all-time high mark. With the exception of Tres Valles, all sites showed a better performance in 3Q11.
Production of copper in concentrates from the Sossego mine at Carajás was 34.6% higher than the previous quarter and in line with 3Q10 due to the higher volumes of feeds, and also higher grade of copper received by the processing plant during 3Q11.
Output from our Canadian operations reached 51,200 t in 3Q11, up 11,400 t from 2Q11, mainly due to the return to full operations at Sudbury, the end of the maintenance period at both Sudbury and Voisey’s Bay and finally by the purchase of copper ore from third parties.
In 3Q11 we bought copper ore from small mines in Canada, equivalent to 11,300 t of copper metal, to be processed into concentrates and to be sold to clients.
Operations at Tres Valles, in Chile, continued to ramp up to nominal capacity reaching 2,400 t of copper cathodes in 3Q11. The production was negatively impacted by the adverse weather conditions. In northern Chile, where Tres Valles is located, the rainy season takes place in the winter season, June to August. For safety reasons, we were forced to stop the operations for a few days.

•	Nickel by-products

						% Change	% Change	% Change
	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

COBALT (metric tons)	133	640	667	442	1,888	4.2%	400.4%	327.6%
Sudbury	39	57	248	45	346	333.2%	538.4%	674.8%
Thompson	34	41	34	159	127	-16.4%	2.1%	-20.1%
Voisey Bay	60	410	300	235	1,137	-26.9%	397.8%	383.3%
VNC	0	114	58	0	194	-49.0%	n.m.	n.m.
Others	1	18	27	3	83	50.3%	4089.9%	2781.0%

PLATINUM (000’ oz troy)	3	51	25	10	133	-49.8%	745.6%	1.281.9%
Sudbury	3	51	25	10	133	-49.8%	745.6%	1.281.9%

PALLADIUM (000’ oz troy)	7	72	40	25	184	-44.8%	442.6%	628.8%
Sudbury	7	72	40	25	184	-44.8%	442.6%	628.8%

GOLD (000’ oz troy)	5	95	23	15	149	-75.4%	403.1%	910.8%
Sudbury	5	95	23	15	149	-75.4%	403.1%	910.8%

SILVER (000’ oz troy)	194	686	572	1,049	1,853	-16.5%	194.2%	76.5%
Sudbury	194	686	572	1,049	1,853	-16.5%	194.2%	76.5%
Cobalt production in 3Q11 amounted to 667,000 t, up 27,000 t from 2Q11, primarily due to the return to normalcy of the operations at Sudbury, which was able to offset the lower production at VNC and Voisey’s Bay.
Production of platinum and palladium in 3Q11 was 65,000 troy ounces, 57,000 troy ounces less than in 2Q11. As a consequence of the long production chain of PGMs, their output in 3Q11 was negatively impacted by the maintenance stoppage in Sudbury in the previous quarter, which reduced the feed to our Acton refinery in the UK.

FERTILIZER NUTRIENTS
•	Potash

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

POTASH	155	145	166	493	445	14.8%	7.3%	-9.7%
Taquari-Vassouras	155	145	166	493	445	14.8%	7.3%	-9.7%
Reflecting an increase in mined ore grade, Taquari-Vassouras production reached 166,000 t in 3Q11, 14.8% higher than 2Q11 and 7.3% higher than 3Q10.
•	Phosphates

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

Phosphate Rock	1,407	1,858	1,925	5,689	9,903	3.6%	36.8%	74.1%
Vale Fertilizantes	1,198	1,272	1,274	5,480	8,072	0.1%	6.3%	47.3%
Bayóvar	209	586	651	209	1,832	11.2%	n.m.	n.m

MAP — Monoammonium phosphate	229	131	217	653	557	65.7%	-5.3%	-14.6%
Vale Fertilizantes	229	131	217	653	557	65.7%	-5.3%	-14.6%

TSP — Triple superphosphate	229	175	199	626	607	13.5%	-13.3%	-3.1%
Vale Fertilizantes	229	175	199	626	607	13.5%	-13.3%	-3.1%

SSP -Single superphosphate	525	666	777	1,603	1,989	16.6%	48.0%	24.1%
Vale Fertilizantes	525	583	692	1,603	1,799	18.6%	31.8%	12.2%
Vale Cubatão	0	83	85	0	190	2.6%	n.m.	n.m.

DCP — Dicalcium Phosphate	144	158	154	390	151	-2.8%	6.9%	-61.4%
Vale Fertilizantes	144	158	154	390	151	-2.8%	6.9%	-61.4%
In February 2001, Vale Fosfatados was incorporated into Vale Fertilizantes. The following assets are now part of Vale Fertilizantes: two phosphate rock mines, at Araxá, in the state of Minas Gerais, and Cajati, in the state of São Paulo, Brazil. Alongside the mining operations, the assets also comprise four processing plants for the production of phosphates fertilizers located at: (a) Araxá, state of Minas Gerais; (b) Cajati, state of São Paulo; (c) Cubatão, state of São Paulo; (d) Guará, state of São Paulo.
In 3Q11, the total production of phosphate rock, which is used to feed the output of phosphate nutrients, was 3.6%, higher than last quarter, a slight increase. The total output of Vale Fertilizantes was in line with 2Q11.
Bayóvar, our Peruvian phosphate rock operation, is in a ramp up process. Its production in 3Q11 was 651,000 t, 11.2% higher than in 2Q11, due to the higher average grade of the feed received by the plant.

The production of MAP (monoammonium phosphate) was 217,000 t, higher by 65.7% quarter-on-quarter, having recovered from the maintenance stoppages in the last quarter. In 3Q11, the sulfuric acid plant in Uberaba still suffered some corrective maintenance stoppage, which affected the production of phosphoric acid, and therefore the production of MAP and TSP (triple superphosphate) relative to 3Q10.
TSP production increased 13.5% compared to 2Q11 reflecting the better performance of the phosphoric acid plant.
In 3Q11, the production of SSP (single superphosphate) was 16.6% higher than 2Q11, showing continuous production recovery after the maintenance stoppages and also due to the increased average grade of the feed received by the plant. Vale Cubatão was acquired from Mosaic in March 2011, and it had its second full quarter of production in 3Q11, reaching 85.000 t.
DCP (dicalcium phosphate) production was in line with last quarter.
•	Nitrogen

						% Change	% Change	% Change
000’ metric tons	3Q10	2Q11	3Q11	9M10	9M11	3Q11/2Q11	3Q11/3Q10	9M11/9M10

Ammonia	108	167	138	368	463	-17.5%	27.8%	25.7%
Vale Fertilizantes	108	167	138	368	463	-17.5%	27.8%	25.7%

Urea	77	175	134	365	468	-23.6%	73.8%	28.4%
Vale Fertilizantes	77	175	134	365	468	-23.6%	73.8%	28.4%

Nitric Acid	119	121	117	334	345	-2.8%	-1.4%	3.5%
Vale Fertilizantes	119	121	117	334	345	-2.8%	-1.4%	3.5%

Ammonium Nitrate	115	114	114	331	331	0.1%	-0.9%	-0.2%
Vale Fertilizantes	115	114	114	331	331	0.1%	-0.9%	-0.2%
In 3Q11, ammonia and urea production decreased by 17.5% and 23.6%, respectively, when compared to 2Q11, due to the non-scheduled stoppage for maintenance at the ammonia plant, consequently affecting urea production.
The output of nitric acid and ammonium nitrate was in line with the previous quarter.
For further information. please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: Marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: October 26, 2011	By:	/s/ Roberto Castello Branco Roberto Castello Branco
Director of Investor Relations